

August 22, 2012

Via E-mail
Joseph V. Topper, Jr.
Chief Executive Officer
Lehigh Gas Partners LP
702 West Hamilton Street, Suite 203
Allentown, Pennsylvania 18101

> **Re: Lehigh Gas Partners LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 10, 2012**
> **File No. 333-181370**

Dear Mr. Topper:

We have reviewed your amended registration statement and letter dated August 10, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 24

The board of directors of our general partner may modify or revoke our cash distribution policy, page 37

1. We note your disclosure at page 60 that you "*expect* that the initial cash distribution policy *to be established* by [y]our general partner *will be* to distribute each quarter an amount at least equal to the minimum quarterly distribution of $ per unit on all

units ($ per unit on an annualized basis)" (emphasis added). Please revise your disclosure here as well as on the prospectus cover page to describe the risks associated with your general partner's board of directors' not yet establishing an initial cash distribution policy.

<u>Exhibit 8.1</u>

2.   We note that you have filed is a "short-form" tax opinion. Accordingly, the tax disclosure in the prospectus should serve as the tax opinion. In this regard, both the disclosure and the opinion must state unambiguously that the disclosure in the tax consequences section of the prospectus is the opinion of your named counsel. To this end, please remove the statement "insofar as such discussion purports to constitute a summary of United States federal income tax law and regulations or legal conclusions with respect thereto." See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section 3.B.2. at *http://sec.gov/interps/legal/cfslb19.htm*.

3.   Please remove the statement "or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose," as it appears to disclaim an investor's ability to rely on the opinion expressed. See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section 3.D.1. at *http://sec.gov/interps/legal/cfslb19.htm*

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Joseph V. Topper
Lehigh Gas Partners LP
August 22, 2012
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Chad Rubin
        Duane Morris LLP